Exhibit 9
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                      KRUPP REALTY LIMITED PARTNERSHIP - V


                                                                January 14, 1997

Dear Limited Partner:

         You may have recently received a communication from Krescent Partners L.L.C. that announces, among other things, an increase in the offer price to $440 per unit, the extension of its offer to January 31, 1997, and its agreement to join forces with American Holdings I, L.P. (the "Bidders").

         THE KRUPP CORPORATION, A GENERAL PARTNER OF THE PARTNERSHIP (A "GENERAL PARTNER") STILL BELIEVES THAT THE BIDDERS' OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF THE UNIT HOLDERS. THE GENERAL PARTNER RECOMMENDS THAT THE HOLDERS OF UNITS REJECT THIS OFFER AND NOT TENDER THEIR UNITS PURSUANT THERETO.

         The General Partner reached this conclusion after considering a number of factors, including, but not limited to, the following:

o THE PRICE PER UNIT OFFERED BY THE BIDDERS DOES NOT REFLECT THE VALUE INHERENT IN THE UNITS. Although the Bidders' offer price has been increased to $440 per unit, such unit remains well below the General Partner's estimate of net asset value. This no doubt reflects the fact that the Bidders' estimate of the liquidation value of the units is between $451 and $528 per unit. As more fully described in the Partnership's December 1996 correspondence, the General Partner has estimated the net asset value of each unit to be $787, which is between 150% and 175% of the Bidders' estimate. If anything, the General Partner believes its estimate to be conservative. The Bidders' new price, combined with their lower estimates of value, can only be explained by their desire to make you believe that they are offering close to 100% of value. This, of course, is in conflict with their stated objective of making a profit.

o THE BIDDERS SUGGEST THAT THE PARTNERSHIP'S EXISTING MORTGAGE INDEBTEDNESS WILL HAVE AN ADVERSE EFFECT ON THE LIQUIDATION OF ITS PROPERTIES. The General Partner fully considered the terms of the mortgage indebtedness, including applicable prepayment penalties and the timing of lockout provisions, in estimating the net asset value to be $787 per unit.





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o        ANNUAL DISTRIBUTION RATE TO INCREASE 100%
         The General Partner believes that the market value of the Partnership's assets has begun to recover. As you may know, real estate values fell precipitously during the late 1980's and early 1990's. The Partnership survived this turbulent period by adopting various measures, including the suspension of distributions in 1990, the sale of certain properties, and the refinancing of the remaining properties at favorable rates. The Partnership's properties have begun to generate greater revenues and reflect increased property values. ENCOURAGED BY THIS IMPROVEMENT, THE GENERAL PARTNER IS PLEASED TO ANNOUNCE THAT BEGINNING WITH THE FEBRUARY DISTRIBUTION, THE ANNUAL RATE WILL BE INCREASED 100% TO $40 PER UNIT.

         The General Partner looks forward to continued success in recovering the loss in value that occurred in the late 1980's and early 1990's. The General Partner's strategy is to aggressively manage the Partnership's properties to maximize their value and prepare the properties for sale when this goal is reached.

         Please do not hesitate to call our Investor Communication representatives at 1- 800-255-7877 for assistance in any Partnership matter.

                                             Sincerely yours,


                                             Laurence Gerber
                                             The Krupp Corporation, a General
                                             Partner






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